EXHIBIT 99.2

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for drybulk commodities, including drybulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the drybulk shipping industry;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our expanded fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•
changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of V.Ships Limited, or V.Ships, and V.Ships Greece Ltd., or V.Ships Greece, our technical managers, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism, other hostilities, pandemics or other calamities (including, without limitation, the worldwide novel coronavirus outbreak of 2020);

•	changes in global and regional economic and political conditions;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry;

•	our ability to continue as a going concern; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the "Company", "we" or "our" include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

Operating Results

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. We currently operate a modern fleet of ten dry bulk carriers, all Capesize vessels, with a combined cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of about 11.4 years. We are the only pure-play Capesize shipowner publicly listed in the U.S.

On June 30, 2020, our common stock began trading on a split-adjusted basis, following a reverse split of our common stock at a ratio of one-for-sixteen. Further, on March 19, 2019, we effected a 1-for-15 reverse split of our common stock. All share and per share amounts disclosed herein give effect to these reverse stock splits retroactively, for all periods presented.

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered-in on a bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Bareboat charter.  A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage and time charters;

•	vessel repositioning;

•	vessel operating expenses and voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs in case of voyage charters. Approximately 34% and 59% of our vessels operated in the spot charter market in the six-month periods ended June 30, 2020 and 2019, respectively.

The novel coronavirus global pandemic has decreased the demand and supply for the raw materials we transport and the rates that we are paid to carry them, and the unpredictable short-term and long-term consequences of this pandemic could adversely affect our business, results of operations, or financial condition.

The World Health Organization has declared the outbreak of a novel coronavirus first identified in China and its subsequent spread around the world (COVID-19) a global pandemic. The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures and restrictions on travel, as well as labor shortages resulting from the outbreak, have slowed down production of goods worldwide and decreased the amount of goods exported and imported worldwide. In addition, the increase, and potential future increase, in novel coronavirus cases in areas that constitute the main iron ore and coal exporters, such as Brazil, has resulted in lower demand for our services, leading to lower revenues, cash flow and profitability. While some economies have begun re-opening in limited capacities, it is impossible to predict the course the virus will take, how governments would respond to a second or third wave of the virus, whether an effective vaccine can be produced economically at scale, and how the behavior of our clients will change, if at all, due to the novel coronavirus pandemic’s economic shock. Some experts fear that the economic consequences of the novel coronavirus could cause a recession that outlives the pandemic.

We have thus far been affected by the novel coronavirus pandemic as follows:

•
The pandemic has had a negative impact on charter rates and therefore on our voyage revenues for the six-month period ended June 30, 2020. We attribute the 28% decrease in spot market charter rates over the period, as compared with the first six months of 2019, in part to the outbreak of the novel coronavirus and the reduction in demand for iron ore imports.

•
Our vessels have been subject to quarantine checks upon arriving at certain ports. This has functionally limited the amount of cargo that the Company (and its competitors) are able to move because quarantine checks on arriving vessels have caused delays in loading and delivery of cargoes.

•
Due to quarantine restrictions placed on persons and additional procedures using commercial aviation and other forms of public transportation, our crew has had difficulty embarking and disembarking on our ships. This has not thus far materially affected our ability to crew out vessels.

The duration and severity of these short-term impacts of the novel coronavirus pandemic are unknown, and additional short-term impacts and long-term consequences are possible. We expect that the novel coronavirus pandemic could affect our business in the following ways, among others:

•
Besides reducing demand for cargo, the novel coronavirus pandemic may functionally reduce the amount of cargo that we and our competitors are able to move because countries worldwide have imposed quarantine checks and hygiene measures on arriving vessels and implementation of remote working arrangements, which have caused delays in loading and delivery of cargoes. It is also possible that our charterers may try to invoke force majeure clauses as a result of such delays or other disruptions. Delays have also been reported at Chinese shipyards for newbuildings, drydocks and other works, in vessel inspections and related certifications by class societies, customers or government agencies, as well as delays and shortages or a lack of access to required spare parts and lack of berths or shortages in labor, which may in turn delay any repairs to, or scheduled or unscheduled maintenance or modifications, or drydocking of, our vessels.

•
Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Potential health impact on our employees and on the workforces of our customers and business partners may also bring disruptions to our operations while additional costs related to new regulations, directives or practices implemented in response to the pandemic may adversely affect our business.

•
In addition, public health threats such as COVID-19, in any area, including areas where we do not operate, could disrupt international transportation, including the imposition of quarantine restrictions placed on travelers. Our crews generally work on a rotation basis, relying exclusively on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew, and possibly impact our ability to maintain a full crew synthesis onboard all our vessels at any given time. Additionally, we are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine the ship and its crew for an unspecified amount of time, disinfect and fumigate the vessels, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. If a vessel’s entire crew fell seriously ill, we may have substantial difficulty operating its vessel and may necessitate extraordinary external aid. Any of these public health threats and related consequences could adversely affect our financial results.

•
Potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions.

•	Delays in vessel inspections and related certifications by class societies customers or government agencies.

Although it is too early to assess the full impact of the recent novel coronavirus pandemic on global markets, and particularly on the shipping industry, the pandemic is expected to add further pressure to shipping freight rates. Further depressed rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows. Effects of the current pandemic may also in the future result in reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly-traded securities of us, our peers and of listed companies generally. We note that future impacts cannot be reasonably estimated at this time, may take some time to materialize and may not be fully reflected in the results for the year ending December 31, 2020.

Results of Operations

Six months ended June 30, 2020 as compared to six months ended June 30, 2019
(In thousands of U.S. Dollars, except for share and per share data)

	Six months ended June 30,		Change
	2020	2019	Amount	%
Revenues:
Vessel revenue, net	22,381	34,771	(12,390)	(36)%

Expenses:
Voyage expenses	(10,060)	(19,977)	9,917	(50)%
Vessel operating expenses	(9,742)	(9,015)	(727)	8%
Management fees	(503)	(494)	(9)	2%
General and administrative expenses	(3,145)	(3,174)	29	(1)%
Depreciation and amortization	(7,308)	(5,672)	(1,636)	29%
Operating loss	(8,377)	(3,561)	(4,816)	135%
Other expenses:
Interest and finance costs, net	(11,244)	(11,912)	668	(6)%
Other, net	(8)	(70)	62	(89)%
Total other expenses, net:	(11,252)	(11,982)	730	(6)%
Net loss	(19,629)	(15,543)	(4,086)	26%

Net loss per common share, basic and diluted	(2.05)	(50.92)
Weighted average number of common shares outstanding, basic and diluted	9,588,854	305,224

Vessel Revenue, Net - The decrease was mainly attributable to the decrease in prevailing charter rates (i.e., a 28% decline in the 5TC Average, a standard industry metric of the TCE potential for Capesize vessels operated in the spot market over the respective periods) and to the dry-docking and associated off-hires of the Knightship. The COVID-19 pandemic has had a negative impact on charter rates and therefore on our voyage revenues for the six-month period ended June 30, 2020. We attribute the 28% decrease in spot market charter rates over the period, as compared with the first six months of 2019, in part to the outbreak of the novel coronavirus and the reduction in demand for iron ore imports. Additionally, our vessels have been subject to quarantine checks upon arriving at certain ports. This has functionally limited the amount of cargo that we are able to move because quarantine checks on arriving vessels have caused delays in loading and delivery of cargoes.

Voyage Expenses - The decrease was primarily attributable to the increase of employment of our vessels under time charters, under which the charterer bares such costs. Approximately 66% and 41% of our vessels operated in the time charter market in the six-month periods ended June 30, 2020 and 2019, respectively.

Vessel Operating Expenses - The slight increase was attributable to the increase in ownership days. We had 1,820 ownership days for the first six months of 2020 as compared to 1,810 ownership days for the first six months of 2019. Due to restrictions placed as a result of the novel coronavirus, our crew has had difficulty embarking and disembarking on our ships. This has not thus far materially affected our ability to crew out vessels.

Management Fees - The slight increase was attributable to the increase in ownership days. We had 1,820 ownership days for the first six months of 2020 as compared to 1,810 ownership days for the first six months of 2019.

General and Administrative Expenses – General and administrative expenses remained consistent in the first six months of 2020 as compared to the first six months of 2019.  Stock based compensation amortization, a non-cash item, was $0.6 million in the first six months of 2020 for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $1.0 million in the first six months of 2019.

Depreciation and Amortization – The increase was mainly attributable to the increase of depreciation by  $0.7 million due to the commencement of scrubber depreciation from January 1, 2020 and also to the increased amortization by $0.9 million due to the fact that five vessels performed dry-dock in the second semester of 2019. During 2019, we installed scrubbers on five of our vessels, and we installed a scrubber on an additional vessel during the first half of 2020. We had 1,820 ownership days for the first six months of 2020 as compared to 1,810 ownership days for the first six months of 2019.

Interest and Finance Costs – The decrease was mainly attributable to the decrease in the outstanding debt during the respective six-month periods, following debt repayments of $9 million during the second half of 2019, partially offset by proceeds from long term debt of $3.4 million during the same period. In addition, debt repayments of $8.9 million occurred in the six-months period ended June 30, 2020. The weighted average interest rate on our outstanding debt and convertible notes for the six months ended 2020 and 2019 was approximately 6.51% and 5.97%, respectively. Non-cash interest expense for the six-month periods ended June 30, 2020 and 2019 was $3.1 million and $4.5 million, respectively.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the "Fleet Data" figures, there are no comparable U.S. GAAP measures.

	Six months ended June 30,
Fleet Data:	2020	2019

Ownership days	1,820	1,810
Available days(1)	1,768	1,774
Operating days(2)	1,764	1,768
Fleet utilization	96.9%	97.7%

Average Daily Results:
TCE rate(3)	$6,985	$8,368
Daily Vessel Operating Expenses(4)	$5,353	$4,923

(1)
During the six months ended June 30, 2020, we incurred 52 off-hire days for one vessel scrubber installation. During the six months ended June 30, 2019, we incurred 36 off-hire days for two vessel surveys.

(2)
During the six months ended June 30, 2020, we incurred 4 off-hires days due to other unforeseen circumstances. During the six months ended June 30, 2019, we incurred 6 off-hires days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six months ended June 30,
	2020	2019
(In thousands of US Dollars, except operating days and TCE rate)

Net revenues from vessels	$22,381	$34,771
Voyage expenses	$(10,060)	$(19,977)
Net operating revenues	$12,321	$14,794
Operating days	1,764	1,768
Daily time charter equivalent rate	$6,985	$8,368

(4)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. Our calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to the daily vessel operating expenses.

	Six months ended June 30,
	2020	2019
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

Vessel operating expenses	$9,742	$9,015
Less: Pre-delivery expenses	-	(104)
Vessel operating expenses before pre-delivery expenses	$9,742	$8,911
Ownership days	1,820	1,810
Daily Vessel Operating Expenses	$5,353	$4,923

EBITDA

	Six months ended June 30,
	2020	2019
EBITDA reconciliation:
Net loss	$(19,629)	$(15,543)
Add: Interest and finance costs, net	11,244	11,912
Add: Depreciation and amortization	7,308	5,672
Add: Taxes	-	59
EBITDA(1)	$(1,077)	$2,100

(1)         Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. EBITDA is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal source of funds has been our operating cash inflows, proceeds from capital markets, long-term borrowings from banks and our affiliate Jelco Delta Holding Corp., or Jelco, and equity provided by the capital markets and Jelco. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our Capesize vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance to corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

In April 2020, we completed a follow-on public offering of 2,536,468 units (including the full exercise of the over-allotment option of 330,843 units granted to the underwriters), each unit consisting of 2,536,468 of our common shares or pre funded warrants in lieu of  common shares and 40,583,500 Class D warrants to purchase an aggregate of 2,536,468 of our common shares, at a combined price of $2.72 per share and Class D warrant, with an exercise price of $2.72. On April 22, 2020, the exercise price of the Class D Warrants was lowered to $1.92 per share and on June 8, 2020 was further reduced to $1.60 per share. The gross proceeds from the follow-on public offering were approximately $6.9 million. In connection with the public offering which closed on April 2, 2020, we granted to the representative of the underwriters 1,764,500 warrants to purchase 110,281 of our common shares, at an exercise price of $3.40. The warrants expire in March 2023.

During April 2020 and May 2020, we sold in aggregate 11,690,625 of our common shares in four registered direct offerings at an average price of $1.984 per share and 11,690,625 private warrants to purchase an aggregate of 11,690,625 of our common shares in four concurrent private placements. The gross proceeds from the four registered direct offerings were approximately $23.2 million.

During May 2020 and June 2020, the holders of the private warrants from the four private placements entered into during April 2020 and May 2020 exercised all the private warrants and purchased additional 11,690,625 of our common shares at an average exercise price of $1.56 per common share. The gross proceeds from the private warrant exercises were approximately $16.9 million.

As of today, 2,263,421 common shares have been issued under exercises of the Class D warrants issued in connection with the April 2020 follow on public offering in exchange for gross proceeds of $4.1 million. 4,368,750 Class D Warrants remain unexercised for the issuance of 273,046 of our common shares at an exercise price of $1.60 per common share.

As of June 30, 2020, we had cash and cash equivalents of $28.9 million, as compared to $13.7 million as of December 31, 2019.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2020, we had a working capital deficit of $183.3 million as compared to a deficit of $215.4 million as of December 31, 2019. All third-party debt and other financing liabilities are classified as current in both periods compared. Our working capital deficit decreased primarily due to the proceeds from our equity offerings described above.

Our short term liquidity commitments, as of June 30, 2020, primarily relate to debt repayments of approximately $105.2 million under our credit facilities and other financial arrangements due by June 30, 2021, including those provided by related parties including the $29.1 million HCOB facility which was settled in July 2020 but excluding the new $22.5 million loan facility entered in July 2020 with certain nominees of EnTrust Global (an existing third-party lender of the Company)  (see “Description of Indebtedness” below for further details). As a large part of such liquidity commitments concerns balloon payments pursuant to loan maturities that fall due within the next twelve months, management is exploring, on an ongoing basis, several alternatives, including issuing additional debt or equity securities, entering into refinancing transactions or a combination of the foregoing, as our cash flow projections indicate that cash on hand and cash to be provided by operating activities, based on current and projected charter rates for the next twelve months, will not be sufficient to cover the liquidity needs that become due within one year after the date that the financial statements are issued.

As of June 30, 2020, the Company was in compliance with all original covenants relating to its loan facilities as at that date, except for (i)  the asset cover ratio or  (ii) the interest coverage ratio of the loans held with UniCredit Bank AG, or UniCredit, and Amsterdam Trade Bank N.V., or ATB, Loan Facility. With respect to the breaches under the UniCredit loan agreement, the lender  has confirmed that no remedies will be sought pursuant to the ongoing negotiations for a comprehensive restructuring, which will also address the upcoming maturity and the deferral of two installments, of $1.6 million payments which were due within the first half of 2020 (Note 8). Furthermore, the Company is engaged in progressed discussions with ATB to cancel the application of the subject covenant effective June 30, 2020 (retrospectively) and till the remaining duration of the respective facility and expects to obtain approval within the third quarter of 2020.

Our long-term liquidity commitments primarily relate to the repayment of our long-term debt balances under our credit facilities and convertible notes issued to Jelco. Please see "– Description of Indebtedness". We plan to settle the loan interest and scheduled loan repayments with cash on hand and cash expected to be generated from operations. Concerning the remaining outstanding balance of the UniCredit Loan Facility as well as the related party facilities, we are engaged in ongoing discussions with the underlying lenders which we believe will have a positive outcome and are exploring, on an ongoing basis, several alternatives, including refinancing the existing third party and related party facilities and extending the respective maturities, issuing additional debt or equity securities or a combination of the foregoing. In addition, in the event that none of the above materialize, Management may consider the sale of all the underlying collaterals (i.e., two vessels) and repay in full the UniCredit facility the maturity of which falls in December 2020, rectifying as such the underlying defaults and consequently the cross default provisions that might be triggered under the remaining facilities. Please refer to Note 3 of our June 30, 2020 unaudited interim consolidated financial statements disclosed herein for further discussion.

As of June 30, 2020, we had total indebtedness under our long-term debt, debt to related party and other financial liabilities of $201.0 million, excluding unamortized financing fees, as compared to $209.9 million as of December 31, 2019. As of June 30, 2020 and December 31, 2019, we had total indebtedness under our convertible notes of $38.8 million.

Cash Flows

	Six months ended June 30,
	2020	2019
Cash Flow Data:
Net cash used in operating activities	$(15,612)	$(2,387)
Net cash used in investing activities	$(7,128)	$(2,567)
Net cash provided by financing activities	$38,589	$10,450

Six months ended June 30, 2020 as compared to six months ended June 30, 2019

Operating Activities:   Net cash used in operating activities amounted to $15.6 million for the six-month period ended June 30, 2020, consisting of net loss after non-cash items of $8.7 million plus an increase in working capital of $6.9 million. Net cash used in operating activities amounted to $2.4 million for the six-month period ended June 30, 2019, consisting of net loss after non-cash items of $5.5 million plus an increase in working capital of $3.1 million.

Investing Activities: The 2020 cash outflow is primarily for payments related to scrubbers and an advance payment of $1.1 million for the acquisition of a vessel expected to be completed within August 2020. The 2019 cash outflow is primarily for payments related to scrubbers.

Financing Activities: The 2020 cash inflow resulted from gross proceeds, upon deducting the commissions of underwriters and placement agents, of $48.9 million from common stock and warrants issuances. The 2020 cash inflow was offset by debt repayments of $8.9 million and $1.4 million of securities offering expenses and loan finance fees payments in respect with the loan amendments. The 2019 cash inflow resulted from proceeds of $13.2 million from common stock and warrants issuances, $1.1 million obtained from the ATB Loan Facility and $5.0 million obtained from the Jelco loan entered into on March 26, 2019, or the Fourth Jelco Loan. The 2019 cash inflow was offset by debt repayments of $8.6 million with respect to borrowings from third party lenders and $0.3 million of securities offering expenses and loan finance fees payments in respect with the loan amendments.

Description of Indebtedness

Credit Facilities

Leader Alpha Bank Loan Facility

On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership, referred to as the Leader Alpha Bank Loan Facility. The borrower under the facility is our applicable vessel-owning subsidiary and the facility is guaranteed by the Company. On December 23, 2015, July 28, 2016, June 29, 2018, July 1, 2019 and March 17, 2020, we and Alpha Bank entered into a first, second, third, fourth and fifth supplemental agreement, respectively, to the Leader Alpha Bank Loan Facility.

As amended to date, the Leader Alpha Bank Loan Facility bears interest at LIBOR plus a margin of 3.75% and is repayable by 10 installments of $0.25 million, followed by a final balloon payment of $2.3 million due on December 31, 2022. The Leader Alpha Bank Loan Facility provides that (i) the ratio of the market value of the Leadership plus any additional security to the total facility outstanding shall not be less than 125% and (ii) a 30-days moving average balance of $0.5 million is maintained in the Earnings Account of the Leadership, which will be calculated on a quarterly basis.

The Leader Alpha Bank Loan Facility is secured by a first preferred mortgage and a general assignment covering earnings, insurances and requisition compensation over the Leadership, an account pledge agreement and technical and commercial managers’ undertakings.

As of June 30, 2020, $4.8 million was outstanding under the facility, excluding the unamortized financing fees.

Hamburg Commercial Bank AG (formerly HSH Nordbank AG) Loan Facility

On September 1, 2015, we entered into a $44.4 million senior secured loan facility with Hamburg Commercial Bank AG, or HCOB (at the time of entering into the facility agreement, HSH Nordbank AG), to finance the acquisition of the Geniuship and the Gloriuship, referred to as the HCOB Loan Facility. The borrowers under the facility were our two applicable vessel-owning subsidiaries and the facility was guaranteed by the Company. The facility was made available in two advances: on October 13, 2015, we drew the first advance of $27.6 million in order to finance the acquisition of the Geniuship and on November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship.

The HCOB Loan Facility bore interest at LIBOR plus a margin of 3.75% and was repayable in quarterly installments of about $1.0 million each, with a final balloon payment of $28.8 million due on June 30, 2020.

The HCOB Loan Facility was secured by first priority mortgages and general assignments covering earnings, charter parties, insurances and requisition compensation over each of the vessels, earnings account pledge agreements, technical and commercial managers’ undertakings, shares security deeds of the two borrowers’ shares and a master agreement assignment.

On June 26, 2020, we entered into a settlement agreement with HCOB. Under the terms of the settlement agreement, the full amount of the facility was settled through a $23.5 million payment on July 17, 2020. The first priority mortgages over the Geniuship and the Gloriuship and all securities created in favor of HCOB were irrevocably and unconditionally released pursuant to the deed of release. We expect to recognize a gain of $5.6 million, gross of refinancing fees, in the third quarter of 2020.

UniCredit Bank Loan Facility

On September 11, 2015, we entered into a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, the Gladiatorship and the Guardianship, referred to as the UniCredit Loan Facility. The borrowers under the UniCredit Loan Facility were originally our three applicable vessel-owning subsidiaries, and the facility was guaranteed by the Company. On June 3, 2016, July 29, 2016, March 7, 2017, September 25, 2017, April 30, 2018 and October 10, 2018, we and UniCredit Bank AG entered into one amendment and five supplemental letter agreements, respectively, to the UniCredit Loan Facility. The first priority mortgages over the Gladiatorship and the Guardianship and all securities created in favor of UniCredit were irrevocably and unconditionally released pursuant to the deeds of release on October 11, 2018 and October 19, 2018, respectively. On November 22, 2018, we entered into an amendment and restatement of the UniCredit Loan Facility with Fellow Shipping Co., the vessel-owning subsidiary of the Fellowship being added as additional borrower, and on July 3, 2019, we entered into a supplemental agreement to the Amended and Restated UniCredit Loan Facility.

As amended to date, the Amended and Restated UniCredit Loan Facility bears interest at LIBOR plus a margin of 3.20% starting from December 28, 2019 and for the period thereafter, and is repayable in four quarterly installments of about $1.6 million each, of which the fourth is payable along with a final balloon installment of $31.6 million due on December 29, 2020. Moreover, the Amended and Restated UniCredit Loan Facility provides that: (i) the Leverage Ratio (as defined therein) shall not exceed 85% during the period ending on  March 31, 2020 and no more than 75% for the period thereafter, (ii) the ratio of EBITDA to net interest payments (as defined therein) shall be not less than 1:1 for the period ending on March 31, 2020 and not less than 2:1 for the period thereafter and (iii) minimum liquidity of $0.5 million per vessel owned by the guarantor shall be maintained by the Company. The security cover percentage requirement (as defined therein) is required to be equal to 120% starting from July 1, 2019 and for the period thereafter.

As of June 30, 2020, the Company was not in compliance with the asset cover and EBITDA to net interest ratios of the Amended and Restated UniCredit Loan Facility. No prepayment has been performed to cure the UniCredit breach with the consent of the lender, who has confirmed that no remedies will be sought pursuant to the ongoing negotiations for a comprehensive restructuring which will also address the upcoming maturity. In addition, we have obtained credit committee approval by UniCredit for (i) the cancellation of the EBITDA to net interest covenant for the remaining duration of the facility (June 30, 2020 inclusive) and (ii) the amendment of the threshold of the Leverage Ratio covenant (as defined therein) to 85% for the remaining duration of the facility. This approval is subject to completion of definitive documentation. Lastly, the installments due on March 26, 2020 and June 25, 2020 have not been paid with the consent of UniCredit pursuant to our ongoing discussions for a comprehensive amendment that will also address the upcoming maturity of the facility as part of which also the covenant amendments will be documented.

The Amended and Restated UniCredit Loan Facility is secured by first preferred mortgages and general assignments covering earnings, charter parties, insurances and requisition compensation over the Premiership and the Fellowship, account pledge agreements, a charterparty assignment over the Premiership, technical and commercial managers’ undertakings, shares security deeds of the two applicable vessel-owning subsidiaries’ shares and a hedging assignment agreement.

As of June 30, 2020, $37.8 million was outstanding under the facility, excluding the unamortized financing fees.

Squire Alpha Bank Loan Facility

On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship, referred to as the Squire Alpha Bank Loan Facility. The borrower under the Squire Alpha Bank Loan Facility is our applicable vessel-owning subsidiary and the facility is guaranteed by the Company. On July 28, 2016, June 29, 2018 July 1, 2019 and March 31, 2020, we and Alpha Bank entered into a first, second third and fourth supplemental agreement, respectively, to the Squire Alpha Bank Loan Facility.

As amended to date, the Squire Alpha Bank Loan Facility bears interest at LIBOR plus a margin of 3.50% and is repayable in ten consecutive quarterly installments of $0.9 million, the last of which is payable along with a final balloon payment of $15 million due on December 31, 2022. Additionally, two bullet repayments of $0.5 million each are payable on August 26, 2020 and October 1, 2020, respectively. Moreover, the Squire Alpha Bank Loan Facility provides that: (i) the ratio of the market value of the Squireship plus any additional security to the total facility outstanding shall not be less than 100% until December 31, 2020, not less than 110% starting from January 1, 2021 until December 31, 2021 and not less than 115% from January 1, 2022 until the maturity, and (ii) that a 30-days moving average balance of $0.5 million is maintained in the earnings account of the vessel.

The Squire Alpha Bank Loan Facility is secured by a first preferred mortgage and a general assignment covering earnings, insurances and requisition compensation over the Squireship, a corporate guarantee by Leader Shipping Co., being the vessel-owning subsidiary of the Leadership, a second preferred mortgage over the Leadership, an account pledge agreement, a charterparty assignment over the Squireship and technical and commercial managers’ undertakings.

As of June 30, 2020, $25.2 million was outstanding under the facility, excluding the unamortized financing fees.

ATB Loan Facilities

On May 24, 2017, we entered into an up to $18 million term loan facility with Amsterdam Trade Bank N.V., or ATB, to partially finance the acquisition of the Partnership, referred to as the ATB Loan Facility. The borrower under the ATB Loan Facility was our applicable vessel-owning subsidiary.

On September 25, 2017, in order to partially fund the refinancing of a previous loan facility with Natixis with respect to the Championship, we amended and restated the ATB Loan Facility, increasing the loan amount by an additional tranche of $16.5 million, referred to as the Amended and Restated ATB Loan Facility. The borrowers under the Amended and Restated ATB Loan Facility were the vessel-owning subsidiaries of the Partnership and the Championship. On May 18, 2018, we and ATB entered into a supplemental agreement to the Amended and Restated ATB Loan Facility. On November 7, 2018, ATB entered into a deed of release, with respect to the Championship, releasing and discharging the underlying borrower and all securities created over the Championship in full after the settlement of the outstanding balance of $15.7 million pertaining to Championship’s tranche.

On February 13, 2019, after a further deed of release with respect to the Partnership resulting in a complete release of the Amended and Restated ATB Loan Facility and full settlement of the outstanding balance of $16.4 million, we entered into a new loan facility with ATB in order (i) to refinance the existing indebtedness over the Partnership under the Amended and Restated ATB Loan Facility and (ii) for general working capital purposes, and more specifically, for the financing of installation of open loop scrubber systems on the Squireship and the Premiership. We refer to this facility as the New ATB Loan Facility. The borrower under the New ATB Loan Facility is the vessel-owning subsidiary of the Partnership, and the facility is guaranteed by the Company. On June 13, 2019 and August 21, 2019, we and ATB entered into a supplemental agreement and a supplemental letter to the New ATB Loan Facility, respectively.

As amended to date, the New ATB Loan Facility bears interest of LIBOR plus a margin of 4.65% and is divided in Tranche A relating to the refinancing of the Partnership and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Tranche A is repayable in ten consecutive quarterly installments of $0.2 million each and a balloon payment of $13.2 million on November 26, 2022. Tranches B and C are repayable in nine consecutive quarterly installments of $0.19 million with the last one falling due on August 26, 2022. Moreover, the New ATB Loan Facility provides that: (i) the Leverage Ratio (as defined therein) shall not exceed 85% until March 31, 2020 and 75% starting from April 1, 2020 and for the period thereafter, (ii) the ratio of EBITDA to interest payments (as defined therein) shall not be less than 1:1 from January 1, 2020 until March 31, 2020 and 2:1 starting from April 1, 2020 and for the period thereafter (iii) legally restricted minimum liquidity of $0.5 million and $0.5 million per owned vessel, not legally restricted,  shall be maintained by the borrower and the Company, respectively. The security cover percentage requirement (as defined therein) is required to be equal to 140% until June 30, 2020 and 165% for the period thereafter.

We are in progressed discussions with ATB to amend the facility so that (i) the EBITDA to net interest covenant is cancelled for the remaining duration of the facility, (ii) the threshold of the Leverage Ratio covenant be amended to 85% for the remaining duration of the facility and (iii) the applicable security coverage percentage be amended to 140% until and June 30, 2021 (inclusive), 145% until December 31, 2021 (inclusive) and to 150% thereafter and for the remaining duration of the facility. As of June 30, 2020, we were not in compliance with the security cover covenant or the interest coverage ratio covenant in the New ATB Loan Facility. We expect to receive the lender’s approval to these or similar amendments within August 2020.

The New ATB Loan Facility is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge, a shares security deed relating to the shares of the vessel’s owning subsidiary, technical and commercial managers’ undertakings and charterparty assignments.

As of June 30, 2020, $18.6 million was outstanding under the facility, excluding the unamortized financing fees.

New Entrust Loan Facility

On July 15, 2020, we entered into a $22.5 million loan agreement with Lucid Agency Services Limited and Lucid Trustee Services Limited as facility agent and security agent, respectively, and certain nominees of EnTrust Global (an existing third-party lender of the Company) as lenders (the “New Entrust Loan Facility”), for the purpose of partly refinancing the settlement amount of $23.5 million under the HCOB Loan Facility. The borrowers under the facility are our applicable vessel-owning subsidiaries and the facility is guaranteed by the Company. The facility was made available in two tranches, which were fully drawn on July 16, 2020: the first tranche of $6.5 million was used to partly refinance the outstanding indebtedness over the Gloriuship and the second tranche of $16.0 million was used to partly refinance the outstanding indebtedness over the Geniuship. The facility matures in July 2025 and is secured by first priority mortgages over the vessels, general assignments covering earnings, insurances and requisition compensation of each vessel, account pledge agreements concerning the earnings account of each vessel, share pledge agreements concerning each vessel-owning subsidiaries’ shares and relevant technical and commercial managers' undertakings. In addition, the New Entrust Loan Facility is cross collateralized with the Amended and Restated Entrust Loan Facility. As a result, the New Entrust Loan Facility is further secured by a corporate guarantee from Lord Ocean Navigation Co., or Lord Ocean, being the vessel-owning subsidiary of the Lordship, a second preferred mortgage over the Lordship, second priority general assignment covering earnings, insurances and requisition compensation of the Lordship, a second priority account pledge agreement concerning the earnings account of Lord Ocean, a second priority share pledge agreement concerning Lord Ocean’s shares and second priority technical and commercial managers' undertakings. The New Entrust Loan Facility bears fixed interest rate of 10.5% per annum while principal obligation amortizes through six quarterly installments of $0.48 million each, followed by 14 quarterly installments of $0.87 million each, followed by a balloon repayment of $7.5 million due at maturity. Moreover, the New Entrust Loan Facility provides that: (i) the security cover percentage requirement (as defined therein) is required to be equal to 110% for the first 18 months following drawdown, 115% for months 19 – 24 following drawdown, 120% for months 25 – 36 following drawdown and 130% at all times thereafter until maturity, (ii) minimum liquidity of $0.25 million for the first 3 months following drawdown of the facility and $0.4 million at all times thereafter, as long as the respective vessel is not subject to a time-charter exceeding 12 months in duration, shall be maintained in each borrower’s earnings account and (iii) minimum liquidity of $0.5 million multiplied by the number of vessels owned by the Company and its subsidiaries shall be maintained by the Company.

First Jelco Loan Facility

On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  On November 17, 2016 we entered into an amendment of the facility and on November 28, 2016 and February 13, 2019, we amended and restated the facility, which, among other things, increased the aggregate amount that could be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to June 30, 2020. The facility’s maturity date has been further extended for a period of two months. On May 29, 2019, we further amended the First Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.2 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at LIBOR plus a margin of 8.5% per annum. On June 30, 2020, we agreed with Jelco to extend the maturity to August 31, 2020 subject to the applicable interest rate increasing by 1% for the extension period. The First Jelco Loan Facility is repayable in one bullet payment together with accrued interest thereon on the maturity date. The Company is the borrower under this facility. This facility is secured by the following: a second preferred mortgage and a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership, a guarantee from  the vessel-owning subsidiary of the Partnership, all cross collateralized with the Second Jelco Loan Facility and the Third Jelco Note, and a guarantee from Emperor Holding Ltd., or Emperor, our wholly owned subsidiary that owns the vessel-owning subsidiary of the Lordship and the bareboat charterer of the Knightship. As of June 30, 2020, $5.9 million was outstanding under the First Jelco Loan Facility.

Second Jelco Loan Facility

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership. On June 22, 2017 and on August 22, 2017, we entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby a repayment of $4.8 million was deferred until September 29, 2017, on which date it was repaid.

On September 27, 2017, we amended and restated the Second Jelco Loan Facility and on February 13, 2019, we entered into a supplemental agreement and extended the maturity date to December 30, 2020. On May 29, 2019, we further amended the Second Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.4 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at LIBOR plus a margin of 6.0% per annum. The Second Jelco Loan Facility is repayable in one bullet payment together with accrued interest thereon to the maturity date. The facility is secured by the following securities: a second preferred mortgage and a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the First Jelco Loan Facility and the Third Jelco Note and a guarantee from Emperor. As of June 30, 2020, $11.5 million was outstanding under this facility.

Fourth Jelco Loan Facility

On March 26, 2019, we entered into a $7.0 million loan facility with Jelco, the proceeds of which were utilized (i) to refinance the $2.0 million outstanding under the Third Jelco Loan Facility and (ii) for general corporate purposes. We drew down the entire $7.0 million on March 27, 2019. The Fourth Jelco Loan Facility is repayable through one installment of $1.0 million which was due on January 5, 2020 and a balloon installment of $6.0 million payable at maturity, September 27, 2020. On May 29, 2019, we further amended the Fourth Jelco Loan Facility to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.01 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0%, (iii) the interest rate from January 1, 2020 until maturity was set at 6.0% per annum, or 8.5% per annum if the $1.0 million installment is deferred to maturity and (iv) the mandatory prepayment obligation to prepay the full or any part of the Fourth Jelco Loan Facility by utilizing an amount equal to not less than 25% of the net proceeds of a public offering of securities was waived in respect to our public offering in May 2019. The Fourth Jelco Loan Facility is secured by a guarantee from Emperor. As of June 30, 2020, $6.0 million was outstanding under this facility.

Wilmington Trust Loan Facility

On June 11, 2018, we entered into a $24.5 million loan agreement with certain Blue Ocean maritime lending funds managed by EnTrustPermal for the purpose of refinancing the outstanding indebtedness of the Lordship under a previous loan with certain Northern Shipping Fund III LP entities. The borrower under the facility is the applicable vessel-owning subsidiary and the facility is guaranteed by the Company.

The Wilmington Trust Loan Facility matures in June 13, 2023 and may be extended until June 13, 2025 subject to certain conditions. Specifically, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $20.8 million on the fifth anniversary of the loan utilization, referred to as the Year-5 Put Option. If the borrower elects to exercise the Year-5 Put Option, the lender has the right to extend the termination date of the loan by a further two years, in which case the exercise of the Year-5 Put Option by the borrower shall be cancelled in its entirety. Furthermore, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $15.0 million on the seventh anniversary of the loan utilization, referred to as the Year-7 Put Option. If the borrower elects to exercise the Year-7 Put Option, then the lenders will be obliged to purchase the ship at the pre-agreed price. The Wilmington Trust Loan Facility bears a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation amortizes in 20 or 28 quarterly installments, with a balloon payment of $15.3 million or $9.5 million due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.

The Wilmington Trust Loan Facility is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Lordship, an account pledge agreement, a share pledge agreement concerning the respective vessel-owning subsidiary, technical and commercial managers’ undertakings and a charterparty assignment over the Lordship. The Wilmington Trust Loan Facility also imposes certain customary operating covenants, certain of which may significantly limit or prohibit, among other things, the borrower’s ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders.

On July 15, 2020, we entered into an amendment and restatement of the Wilmington Trust Loan Facility. Pursuant to the terms of the Amended and Restated Entrust Loan Facility, (i) Wilmington Trust, National Association resigned as facility agent and security agent and Lucid Agency Services Limited and Lucid Trustee Services Limited were appointed as successor facility agent and security agent, respectively and (ii) the facility was cross-collateralized with the New Entrust Loan Facility with corporate guarantees from Sea Glorius Shipping Co. and Sea Genius Shipping Co., being the vessel-owning subsidiaries of the Gloriuship and the Geniuship respectively, second preferred mortgages and second priority general assignments covering the earnings, insurances and requisition compensation over the Gloriuship and the Geniuship, second priority account pledge agreements covering the earnings accounts of these vessels, second priority share pledge agreements concerning Sea Glorius Shipping Co. and Sea Genius Shipping Co.’s shares, and second priority technical and commercial managers' undertakings. The original terms and securities of the subject facility agreement were not otherwise altered by the amendment and restatement.

As of June 30, 2020, $22.9 million was outstanding under the Wilmington Trust Loan Facility.

Other Financial Liabilities: Sale and Leaseback Agreements

Hanchen Limited Sale and Leaseback

On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for the Knightship with Hanchen for the purpose of refinancing the outstanding indebtedness of the Knightship under a previous loan with certain Northern Shipping Fund III LP entities. The Company’s wholly-owned subsidiary owing the Knightship, or the Charterer, sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter. The transaction was accounted for as a financial liability. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a share pledge agreement of the shares of the Charterer, technical and commercial managers’ undertakings and a guarantee from the Company. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the Charterer to Hanchen as security of the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement, or the Charterer’s Deposit. The Charterer’s Deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the amount of the Charterer’s Deposit and an additional amount of $1.3 million until the second anniversary of the vessel’s delivery date or until a sub-charter in form and substance acceptable to Hanchen is available, whichever is earlier. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in twenty-six consecutive equal quarterly installments of approximately $0.46 million along with a balloon payment of $5.3 million due on June 29, 2026. The charterhire principal, as of June 30, 2020, was $16.2 million.

Cargill International SA Sale and Leaseback

On November 7, 2018, we entered into a $23.5 million sale and leaseback agreement for the Championship with Cargill for the purpose of refinancing the outstanding indebtedness of the Championship under the Amended and Restated ATB Loan Facility. The Company sold and chartered back the vessel from Cargill on a sub-bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The transaction was accounted for as a financial liability. The sub-bareboat charter is secured by a guarantee from the Company, a scrubber supply contract assignment, an account pledge agreement and technical and commercial managers’ undertakings. The Company is required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which amount of $1.6 million will be used at the vessel’s repurchase. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.75 million for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The subject tranche has been placed in an escrow account in the name of Cargill and is made available gradually subject to certain progress milestones. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at the end of which it has a purchase obligation at $14.05 million. Additionally, at the time of purchase, if the market value of the vessel is greater than a certain floor price, the Company will pay to Cargill 20% of the difference between the market price and the floor price. The floor price started at $30 million on November 7, 2018 and amortizes to $22.8 million at the end of the five year term. The Company has concluded that such contingency shall not be accrued in the financial statements, since information available does not indicate that it is probable that a liability has been incurred as of the latest balance sheet date and cannot be estimated. Moreover, as part of the transaction, the Company has issued 120,000 of its common shares to Cargill which are subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill will be amortized over the lease term using the effective interest method.  The unamortized balance is classified under other financial liabilities on the consolidated balance sheet.  The charterhire principal amortizes in forty-seven monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity on November 7, 2023. The charterhire principal, as of June 30, 2020, was $23 million including the additional scrubber tranche.

Convertible Notes

First Jelco Note

On March 12, 2015, we issued a $4.0 million convertible note to Jelco, or the First Jelco Note. Following four amendments between May 2015 and May 2019, the First Jelco Note is repayable in one installment due on December 31, 2020. The fourth amendment entered into on May 29, 2019 reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.2 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of June 30, 2020, $3.8 million was outstanding under the First Jelco Note.

Second Jelco Note

On September 7, 2015, we issued an up to $6.8 million, or the Applicable Limit, revolving convertible note to Jelco, or the Second Jelco Note. The Second Jelco Note is repayable in one installment due on December 31, 2022. Following twelve amendments between December 2015 and May 2019, the Applicable Limit was raised to $24.7 million. Moreover, pursuant to the eleventh amendment entered into on March 26, 2019, we have been provided with the option to drawdown up to $3.5 million by April 10, 2020, or the Final Revolving Advance Date. If the request is not made by the Final Revolving Advance Date, the advance will not be available to be drawn and the Applicable Limit will be reduced to $21.2 million. The twelfth amendment entered into on May 29, 2019, reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.9 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of June 30, 2020, $21.2 million was outstanding under the Second Jelco Note.

Third Jelco Note

On September 27, 2017, we issued a $13.75 million convertible note to Jelco, or the Third Jelco Note. Following two amendments between February and May 2019, the Third Jelco Note is repayable in one installment due on December 31, 2022. The second amendment entered into on May 29, 2019, reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.5 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. The Third Jelco Note is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the First Jelco Loan Facility and the Second Jelco Loan Facility. As of June 30, 2020, $13.75 million was outstanding under the Third Jelco Note.

We may by giving a five business days prior written notice to Jelco at any time, prepay the whole or any part of the three Jelco notes in cash or, subject to Jelco’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At Jelco’s option, our obligation to repay the principal amount(s) under the three Jelco notes or any part thereof may be paid in common shares at a conversion price of $216 per share. Jelco also has received customary registration rights with respect to any shares to be received upon conversion of the notes.

Emperor has provided a guarantee, dated September 27, 2017, to Jelco for the Company’s obligations under all three notes.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2020 (in thousands of U.S. Dollars):

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt, debt to related party and other financial liabilities	$200,968	$200,968	$-	$-	$-
Convertible notes	38,715	3,800	34,915	-	-
Interest expense - debt to related party (1)	635	635	-	-	-
Interest expense - convertible notes	4,698	1,939	2,759	-	-
Advances for vessels acquisitions	10,260	10,260	-	-	-
Office rent	488	164	324	-	-
Total	$255,764	$217,766	$37,998	$-	$-

(1) As discussed in Notes 3 and 8 to our unaudited interim consolidated financial statements, we have classified our long-term debt and other financial liabilities as of June 30, 2020, in current liabilities. The amounts in the table under “Interest expense - debt to related party” does not include any projected interest payments for our long-term debt and other financial liabilities.

As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of June 30, 2020.

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt, debt to related party and other financial liabilities	$200,968	$105,250	$54,436	$34,161	$7,121
Convertible notes	38,715	3,800	34,915	-	-
Interest expense - long term debt, debt to related party and other financial liabilities (1)	19,447	6,836	8,511	3,825	275
Interest expense - convertible notes	4,698	1,939	2,759	-	-
Advances for vessels acquisitions	10,260	10,260	-	-	-
Office rent	488	164	324	-	-
Total	$274,576	$128,249	$100,945	$37,986	$7,396

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Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
As of June 30, 2020 (unaudited) and December 31, 2019
(In thousands of US Dollars, except for share and per share data)

		2020	2019
ASSETS
Current assets:
Cash and cash equivalents	5	28,933	13,654
Restricted cash	5, 8	1,470	900
Accounts receivable trade, net	2	904	1,763
Due from related parties	4	6	-
Inventories	6	3,364	3,862
Prepaid expenses		553	400
Other current assets		648	1,252
Deferred voyage expenses		199	96
Total current assets		36,077	21,927

Fixed assets:
Vessels, net	7	251,708	253,781
Advances for vessels acquisitions and other costs	7	1,140	-
Other fixed assets, net		327	386
Total fixed assets		253,175	254,167

Other non-current assets:
Deposits assets, non-current		1,325	1,325
Deferred charges, non-current		4,929	4,677
Right of use asset – leases	10	381	426
Other non-current assets		29	29
TOTAL ASSETS		295,916	282,551

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs of $2,061 and $2,443, respectively	3, 8	175,557	183,066
Trade accounts and other payables		7,533	16,105
Due to related parties, net of deferred finance costs of $39 and $113, respectively	4	23,311	24,237
Convertible notes, net of deferred finance costs of $9 and $17, respectively	4	3,115	2,588
Accrued liabilities		5,207	6,881
Lease liability	10	136	108
Deferred revenue	2	4,472	4,296
Total current liabilities		219,331	237,281

Non-current liabilities:
Long-term portion of convertible notes, net of deferred finance costs of $176 and $212, respectively		13,953	12,020
Lease liability, non-current	10	245	318
Deferred revenue, non-current	2	4,364	3,074
Total liabilities		237,893	252,693

Commitments and contingencies	10	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2020 and December 31, 2019; 30,018,557 and 1,681,253 shares issued and outstanding as at June 30, 2020 and December 31, 2019, respectively		3	-
Additional paid-in capital	11	453,890	406,099
Accumulated deficit	4	(395,870)	(376,241)
Total Stockholders' equity		58,023	29,858
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		295,916	282,551

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Seanergy Maritime Holdings Corp.
 Unaudited Interim Consolidated Statements of Loss
For the six-month periods ended June 30, 2020 and 2019
(In thousands of US Dollars, except for share and per share data)

		2020	2019
Revenues:
Vessel revenues	2	23,148	35,959
Commissions	2	(767)	(1,188)
Vessel revenue, net		22,381	34,771
Expenses:
Voyage expenses	2	(10,060)	(19,977)
Vessel operating expenses		(9,742)	(9,015)
Management fees		(503)	(494)
General and administration expenses		(3,145)	(3,174)
Amortization of deferred dry-docking costs		(1,121)	(210)
Depreciation		(6,187)	(5,462)
Operating loss		(8,377)	(3,561)
Other income / (expenses), net:
Interest and finance costs	12	(6,472)	(8,166)
Interest and finance costs – related party	4 & 12	(4,799)	(3,799)
Interest and other income		27	53
Foreign currency exchange losses, net		(8)	(11)
Total other expenses, net		(11,252)	(11,923)
Net loss before income taxes		(19,629)	(15,484)
Income taxes		-	(59)
Net loss		(19,629)	(15,543)

Net loss per common share, basic and diluted	13	(2.05)	(50.92)

Weighted average common shares outstanding, basic and diluted	13	9,588,854	305,224

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2020 and 2019
 (In thousands of US Dollars, except for share data)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity

Balance, December 31, 2018	166,636	-	385,846	(364,543)	21,303
Issuance of common stock (including the exercise of warrants)	977,093	-	18,712	-	18,712
Related parties liabilities released	-	-	96	-	96
Stock based compensation	9,000	-	964	-	964
Net loss	-	-	-	(15,543)	(15,543)
Balance, June 30, 2019	1,152,729	-	405,618	(380,086)	25,532

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity

Balance, December 31, 2019	1,681,253	-	406,099	(376,241)	29,858
Issuance of common stock (including the exercise of warrants) (Note 11)	28,181,061	3	47,202	-	47,205
Stock based compensation (Note 14)	156,243	-	589	-	589
Net loss	-	-	-	(19,629)	(19,629)
Balance, June 30, 2020	30,018,557	3	453,890	(395,870)	58,023

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2020 and 2019
(In thousands of US Dollars)

	2020	2019
Net cash used in operating activities	(15,612)	(2,387)
Cash flows from investing activities:
Vessels’ improvements and acquisitions	(7,128)	(2,567)
Net cash used in investing activities	(7,128)	(2,567)
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	48,867	13,225
Proceeds from long term debt and financial liability	-	1,127
Proceeds from related party debt	-	5,000
Repayments of related party debt	(1,000)	-
Repayments of long term debt and financial liabilities	(7,891)	(8,605)
Payments of financing and stock issuance costs	(1,387)	(297)
Net cash provided by financing activities	38,589	10,450
Net increase in cash and cash equivalents and restricted cash	15,849	5,496
Cash and cash equivalents and restricted cash at beginning of period	14,554	7,444
Cash and cash equivalents and restricted cash at end of period	30,403	12,940

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	5,837	7,229

Noncash financing activities:
Shares issued to settle unpaid interest in connection with financing – related party	-	2,115
Shares issued in lieu of interest payments in connection with financing – related party	-	3,846
Shares issued to settle deferred finance cost in connection with financing – related party	-	239

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece and an office in Hong Kong. The Company provides global transportation solutions in the dry bulk shipping sector through its subsidiaries.

The accompanying unaudited interim consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the “Company” or “Seanergy”).

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2019 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2020 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.

The consolidated balance sheet as of December 31, 2019 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

On June 30, 2020, the Company's common stock began trading on a split-adjusted basis, following a June 25, 2020 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-sixteen. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu of such fractional share (Note 15). All share and per share amounts disclosed in the unaudited interim consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

a.          Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these unaudited interim consolidated financial statements as of June 30, 2020:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co. (1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co. (1)(Note 7)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Guardian Shipping Co. (1)(Note 7)	Marshall Islands	Guardianship	October 21, 2015	November 19, 2018
Champion Ocean Navigation Co. Limited (1)(6)	Malta	Championship	December 7, 2015	November 7, 2018
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co. (1)(8)(Note 8)	Liberia	Knightship	December 13, 2016	June 29, 2018
Lord Ocean Navigation Co. (1)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co. Limited (1)(7)	Malta	Partnership	May 31, 2017	N/A
Pembroke Chartering Services Limited (1)(4)	Malta	N/A	N/A	N/A
Martinique International Corp. (1)(5)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014

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Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Harbour Business International Corp. (1)(5)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (2)(3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	October 15, 2012
Fellow Shipping Co. (1)(Note 7)	Marshall Islands	Fellowship	November 22, 2018	N/A
Champion Marine Co. (1)	Liberia	N/A	N/A	N/A
Champion Marine Co. (1)(8)	Marshall Islands	N/A	N/A	N/A
Good Ocean Navigation Co. (1)(Note 7)	Liberia	N/A	N/A	N/A

(1)        Subsidiaries wholly owned
(2)        Former vessel-owning subsidiaries owned by Maritime Capital Shipping Limited (or “MCS”)
(3)        Management companies
(4)        Chartering services company
(5)        Dormant companies
(6)        Previously known as Champion Ocean Navigation Co., of the Republic of Liberia and redomiciled to the Republic of Malta on May 23, 2018
(7)        Previously known as Partner Shipping Co., of the Republic of the Marshall Islands and redomiciled to the Republic of Malta on May 23, 2018
(8)        Bareboat charterers

2.          Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020. There have been no material changes to these policies in the six-month period ended June 30, 2020.

Revenue Recognition

Demurrage income, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the six-month periods ended June 30, 2020 and 2019 was $306 and $760, respectively.

Despatch expense, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments to the charterer by the vessel owner when loading or discharging time is faster than the stipulated time in the voyage charter agreements. Despatch expense for the six-month periods ended June 30, 2020 and 2019 was $71 and $251, respectively.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at June 30, 2020 and December 31, 2019:

	June 30,	December 31,
	2020	2019
Accounts receivable trade, net from spot charters	434	653
Accounts receivable trade, net from time charters	470	1,110
Total	904	1,763

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Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The current portion of Deferred revenue as of June 30, 2020 was $637 under ASC 606 and $3,835 under ASC 842. The non-current portion of Deferred revenue as of June 30, 2020 relates entirely to ASC 842 and is related to scrubber premiums (i.e. increased daily hire rates provided for by the chartering agreements) for scrubber-fitted vessels. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party. Revenue recognized in 2020 from amounts included in deferred revenue at the beginning of the period was $3,310.

The following table presents the Company’s income statement figures derived from spot charters for the period ended June 30, 2020:

June 30, 2020
Vessel revenues, net of commissions	11,970
Voyage expenses	(9,282)
Total	2,688

The following table presents the Company’s income statement figures derived from time charters for the period ended June 30, 2020:

June 30, 2020
Vessel revenues, net of commissions	10,411
Voyage expenses	(778)
Total	9,633

Charterers individually accounting for more than 10% of revenues during the six-month periods ended June 30, 2020 and 2019 were:

Customer	2020	2019
A	16%	14%
B	15%	-
C	15%	-
D	14%	10%
E	13%	-
F	-	20%
G	-	12%
Total	73%	56%

The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry into which the Company operates. The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In light of the COVID-19 virus outbreak, the Company, as at June 30, 2020, evaluated whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. In more detail, the Company reviewed and evaluated its revenue concentration risk, the recoverability of its Accounts receivable, trade and sensitized its future undiscounted cash flows on its impairment testing. As per the Company’s evaluation, it was determined that COVID-19 did not materially affect the above mentioned accounting considerations.

The situation is rapidly evolving and, as such, it is difficult to predict the ultimate severity and long-term impact of the pandemic on the industry and the Company at this time. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption via cost cutting and rationalization of their networks and fleets, and are making necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to the Company. The initial phase of the shutdown of China’s economy due to “lockdown” policies coincided with the traditionally weak period of the dry bulk cycle, which was exacerbated by the exact timing of this year’s steel inventory cycle that prevented extensive iron ore restocking in the first months of 2020. As a result, the exact effect of Covid-19 on the Capesize market in particular has been hard to disaggregate from the general seasonal weakness. Furthermore, the recovery from the market trough in April 2020 has been as fast and powerful as in any other recent year. Lastly, as regards the recoverability of accounts receivable, the high iron ore prices over the past 2 years have strengthened the financial position of major iron ore miners considerably. All else being equal, this reduces the potential credit risk that the Company may face with most of its customers. Furthermore, Company’s vessels that are employed on long-term time-charters are employed on floating rates that fluctuate with the movement of the Baltic Capesize Index. This leaves little incentive for the charterers to renege on these contracts as this would potentially be done only on a fixed-rate charter in order for the charterer to take advantage of lower rates available in the spot market. As a result, it is hard to see what the exact negative effects of the Covid-19 outbreak would be, if any.

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Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Recent Accounting Pronouncements Adopted

On January 1, 2020, the Company adopted ASU No.  2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard, including the codification improvements issued in November 2018, requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19, Codification Improvements to topic 326, Financial Instruments-Credit Losses. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief, which is the final version of Proposed Accounting Standards Update 2019-100—Targeted Transition Relief for Topic 326, Financial Instruments—Credit Losses, which has been deleted. This Update provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The Company considered the following factors in evaluating the effects this standard has on its financial statements: spot revenue in relation to total revenue (as long-term time charters are out of scope) and historical records of collectability, in order to determine if a loss accrual should be estimated and recorded. The amount receivable outstanding under spot charters as of June 30, 2020 was $434 out of the total receivables of $904, or 48% of total receivables. As of December 31, 2019 and June 30, 2019, the respective percentages were 37% and 67%. Currently, seven of the Company’s ten vessels are under long-term time charters, which means that the effect under this guidance should be even smaller going forward. The Company has not recorded any losses on its receivables over the past few years and mostly employs recurring charterers. As per the Company’s evaluation of the above mentioned factors, the adoption of this standard did not have a material effect in the Company's unaudited interim consolidated financial statements. The Company will continue to monitor the COVID-19 virus outbreak in order to assess if any expected losses should be recorded in the next periods.

On January 1, 2020, the Company adopted ASU No. 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement, which improves the effectiveness of fair value measurement disclosures. The amendments in the Update apply to all entities that are required under existing GAAP, to make disclosures about recurring and non-recurring fair value measurements. The adoption of ASU No. 2018-13 did not have a material effect in the Company’s unaudited interim consolidated financial statements and disclosures.

On January 1, 2020, the FASB issued ASU 2019-08, Codification Improvements—Share-Based Consideration Payable to a Customer. The amendments in this update require that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with Topic 718. The grant date is the date at which a grantor (supplier) and a grantee (customer) reach a mutual understanding of the key terms and conditions of a share-based payment award. The classification and subsequent measurement of the award are subject to the guidance in Topic 718 unless the share-based payment award is subsequently modified and the grantee is no longer a customer. The adoption of ASU No. 2019-08 did not have a material effect in the Company’s unaudited interim consolidated financial statements and disclosures.

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Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Recent Accounting Pronouncements – Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020.  An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. ASU 2020-04 can be adopted as of March 12, 2020. Currently the Company does not have any contracts that have been changed to a new reference rate, but will continue to evaluate its contracts and the effects of this standard on the Company’s consolidated financial position, results of operations, and cash flows.

3.          Going Concern:

As described in Note 2 of the consolidated financial statements for the year ended December 31, 2019, included in the Company’s 2019 annual report on Form 20-F filed with the SEC on March 05, 2020, management is required under ASC 205-40, Going Concern, to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

As of December 31, 2019, the Company’s cash flow projections for the period after one year after the date that the financial statements were issued indicated that cash on hand and cash provided by operating activities would not be sufficient to cover the liquidity needs that became due within one year after the date that the financial statements were issued mainly due to the balloon payments that were due within the respective period. Any failure on the part of the Company to timely repay the balloons falling due within one year would result in the lenders demanding payment, which could potentially result in payment default that would trigger cross-default provisions in the Company’s remaining facilities. As such, as of December 31, 2019, the Company classified the long-term portion of its bank debt and other financial liabilities in current liabilities. Since as of the date of the issuance of those financial statements no definite plan had crystalized, the above conditions raised substantial doubts about the Company’s ability to continue as a going concern.

On March 17, 2020, the Company entered into the fifth supplemental agreement with Alpha Bank A.E. regarding the Leader Alpha Bank Loan Facility. Pursuant to the terms of the supplemental agreement, among other things, the maturity date was extended from March 18, 2020 to December 31, 2022 (Note 8).

On March 31, 2020, the Company entered into the fourth supplemental agreement with Alpha Bank A.E. regarding the Squire Alpha Bank Loan Facility. Pursuant to the terms of the supplemental agreement, among other things, the maturity date was extended from November 10, 2021 to December 31, 2022 (Note 8).

During April through June 2020, the Company raised approximately $51,092 in gross proceeds, or $47,205 in net proceeds, from a follow-on public offering, four registered direct offerings, and from the partially exercises of Class D warrants issued in the follow-on public offering as well as the full exercise of all warrants issued in four private placements that took place concurrently with the registered direct offerings (Note 11).

On June 26, 2020, the Company entered into a settlement agreement with Hamburg Commercial Bank AG, or HCOB, related to the term loan facility secured by the Geniuship and the Gloriuship with original maturity on June 30, 2020 (Note 8). Pursuant to the terms of the settlement agreement, the Company, in order to fully settle its obligations under the loan agreement was required to pay a total amount of $23,500 out of the then outstanding amount of the loan agreement of $29,056 until July 31, 2020. On July 17, 2020 the Company fully settled the loan agreement with HCOB through a $23,500 payment that was funded from the proceeds of a new $22,500, five-year loan entered into with funds managed by EnTrust Global (Note 15) and $1,000 of its own funds. Following such payment, all securities placed in favor of HCOB were irrevocably and unconditionally released (Note 15).

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Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On June 30, 2020, the Company obtained a  two-month extension of the maturity of the facility which was due on June 30, 2020 with an outstanding balance of $5,900 (Note 4).

As of June 30, 2020, the Company had scheduled installments and balloon payments that were due within one year as follows:
•          $66,897 final balloon installments together with the installments with respect to two of the Company’s loan facilities, including the $29,056 due under the HCOB facility described above.
•          $15,003 debt and other financial liabilities installments with respect to third party lenders.
•          $27,150 related party loans and notes final balloon installments.

The Company’s cash flow projections for the period after one year after the date that the interim unaudited consolidated financial statements are issued indicate that cash on hand and cash provided by operating activities will not be sufficient to cover the liquidity needs that become due within one year after the date that the interim unaudited consolidated financial statements are issued mainly due to the maturities of both third party and related party facilities due within the respective period and the breach of covenants as at June 30, 2020 in certain of the Company’s loan agreements which have not been remedied as of the issuance of the interim unaudited consolidated financial statements.

In particular as of June 30, 2020, the Company was in compliance with all original covenants relating to its loan facilities as at that date, except for (i)  the asset cover ratio or (ii) the interest coverage ratio of the loans held with UniCredit Bank AG, or UniCredit, and Amsterdam Trade Bank N.V., or ATB, Loan Facility. With respect to the breaches under the UniCredit loan agreement, the lender  has confirmed that no remedies will be sought pursuant to the ongoing negotiations for a comprehensive restructuring, which will also address the upcoming maturity and the deferral of two installments, of $1,552 payments which were due within the first half of 2020 (Note 8). Furthermore, the Company is engaged in progressed discussions with ATB to cancel the application of the subject covenant effective June 30, 2020 (retrospectively) and for the remaining duration of the respective facility and expects to obtain approval within the third quarter of 2020.

Concerning future covenant compliance, the Company anticipates that it will be in compliance with all corporate covenants subject to the successful conclusions for the restructuring of the UniCredit facility and the amendment in certain covenants in ATB facility as discussed above.

Any failure on the part of the Company to timely repay the balloons falling due within one year or obtain a waiver of the covenant breaches may result in the lenders demanding payment, which can potentially result in payment default that could trigger cross-default provisions in the Company’s remaining facilities. As such, as of June 30, 2020, the Company has classified the long-term portion of its bank debt and other financial liabilities in current liabilities and reported a working capital deficit of $183,254. Since as of the date of the issuance of these interim unaudited consolidated financial statements no definite plan has crystalized as to the remaining maturities that fall due within one year after the date that the interim unaudited consolidated financial statements are issued, the above conditions raised substantial doubts about the Company's ability to continue as a going concern.

Management plans to settle the loan interest and scheduled loan repayments with cash on hand and cash expected to be generated from operations. Concerning the remaining outstanding balance of the UniCredit loan facility as well as the related party facilities, management is engaged in ongoing discussions with the underlying lenders which it believes they will have a positive outcome and is exploring, on an ongoing basis, several alternatives, including refinancing the existing third party and related party facilities and extending the respective maturities, issuing additional debt or equity securities (Note 15) or a combination of the foregoing. In addition, in the event that none of the above materialize, Management may consider the sale of all the underlying collaterals (i.e., two vessels) and repay in full the UniCredit facility the maturity of which falls in December 2020, rectifying as such the underlying defaults and consequently the cross default provisions that might be triggered under the remaining facilities.

Concerning 2020 maturities of the related party loans, the Company is engaged in discussions with the related party to address all the maturities in line with its previous track record concerning these loans.

The unaudited interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments that might result in the event the Company is unable to continue as a going concern.

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

4.          Transactions with Related Parties:

a.	Convertible Notes:

Details of the Company’s convertible notes issued to our affiliate Jelco Delta Holding Corp., or Jelco are discussed in Note 4 of the consolidated financial statements for the year ended December 31, 2019, included in the Company’s 2019 annual report on Form 20-F filed with the SEC on March 05, 2020.

March 12, 2015 - $4,000 Convertible Note (First Jelco Note)

As of June 30, 2020, $3,800 was outstanding under the First Jelco Note.

September 27, 2017 - $13,750 Convertible Note (Third Jelco Note)

As of June 30, 2020, $13,750 was outstanding under the Third Jelco Note.

The debt movement of the First and Third Jelco Notes is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2018	17,750	(14,389)	3,601	6,962
Amortization (Note 12)	-	-	1,138	1,138
Balance, June 30, 2019	17,750	(14,389)	4,739	8,100
Amortization (Note 12)	-	-	1,062	1,062
Balance, December 31, 2019	17,750	(14,389)	5,801	9,162
Amortization (Note 12)	-	-	1,283	1,283
Balance, June 30, 2020	17,750	(14,389)	7,084	10,445

The equity movement of the First and Third Jelco Notes is presented below:

Additional paid-in capital
Balance, December 31, 2018	14,189
Balance, June 30, 2019	14,189
Balance, December 31, 2019	14,189
Balance, June 30, 2020	14,189

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

September 7, 2015 - $24,665 Revolving Convertible Note (Second Jelco Note)

As of June 30, 2020, $21,165 was outstanding under the Second Jelco Note.

The debt movement of the Second Jelco Note is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2018	24,665	(21,165)	4,162	4,162
Amortization (Note 12)	-	-	647	647
Balance, June 30, 2019	24,665	(21,165)	4,809	4,809
Amortization	-	-	866	866
Balance, December 31, 2019	24,665	(21,165)	5,675	5,675
Amortization (Note 12)	-	-	1,133	1,133
Balance, June 30, 2020	24,665	(21,165)	6,808	6,808

The equity movement of the Second Jelco Note is presented below:

Additional paid-in capital
Balance, December 31, 2018	21,165
Balance, June 30, 2019	21,165
Balance, December 31, 2019	21,165
Balance, June 30, 2020	21,165

The Company refers to the First Jelco Note, the Second Jelco Note and the Third Jelco Note as the “Jelco Notes”.

The Company may, by giving five business days prior written notice to Jelco at any time, prepay the whole or any part of the Jelco Notes in cash or, subject to Jelco’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At Jelco’s option, the Company’s obligation to repay the principal amount(s) under the Jelco Notes or any part thereof may be paid in common shares at a conversion price of $216 per share (adjusted to reflect the reverse stock split that took place on June 30, 2020 – Note 1). Jelco has also received customary registration rights with respect to any shares to be received upon conversion of the Jelco Notes.

b.	Loan Agreements:

Details of the Company’s loan agreements with related parties are discussed in Note 4 of the consolidated financial statements for the year ended December 31, 2019, included in the Company’s 2019 annual report on Form 20-F filed with the SEC on March 05, 2020.

First Jelco Loan originally entered into on October 4, 2016

The Company obtained a two-month extension of the maturity of this facility which was due on June 30, 2020, with an outstanding balance as of June 30, 2020 of $5,900, gross of deferred financing costs of $NIL. Following the extension, the interest rate margin of the facility was increased by 1% per annum.

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Second Jelco Loan originally entered into on May 24, 2017

As of June 30, 2020, an amount of $11,450, gross of deferred financing costs of $32, was outstanding under the Second Jelco Loan.

Fourth Jelco Loan originally entered into on March 26, 2019

As of June 30, 2020, an amount of $6,000, gross of deferred financing costs $7, was outstanding under the Fourth Jelco Loan.

The Company refers to the First Jelco Loan, the Second Jelco Loan and the Fourth Jelco Loan as the “Jelco Loans”.

c.	Frontier Services Agreement:

On December 19, 2019, the Company entered into a services agreement with Frontier Tankers Corp., or Frontier, an entity associated with Jelco, which is engaged in the ownership of tanker vessels through wholly owned vessel-owning subsidiaries. Pursuant to the Frontier Services Agreement, the Company and Seanergy Management Corp., or Seanergy Management, the Company’s wholly owned subsidiary, assist Frontier and Frontier’s vessel-owning subsidiaries in their dealings with third parties and provide certain administration and management services. Each of Frontier’s vessel-owning subsidiaries pay Seanergy Management a quarterly fee of $0.90. The balance due from Frontier as of June 30, 2020 was $6 and is presented in the unaudited interim consolidated balance sheet. The income recognized from Frontier as of June 30, 2020 was $6 and is included in Management fees in the unaudited interim consolidated statement of loss.

5.          Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the interim consolidated balance sheets that sum to the total of the same such amounts shown in the interim consolidated statements of cash flows:

	June 30, 2020	December 31, 2019
Cash and cash equivalents	28,933	13,654
Restricted cash	1,470	900
Total	30,403	14,554

Restricted cash as of June 30, 2020 includes $500 of minimum liquidity requirements as per the ATB Loan Facility (Note 8), the first pre-payment amount of $500 required to be held until August 26, 2020 under the Squire Alpha Bank Loan Facility pursuant to the terms of the fourth supplemental agreement  (Note 8), $420 in a dry-docking reserve account as per the ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of June 30, 2020, of $4,000 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in Cash and cash equivalents. An aggregate amount of $2,925, not legally restricted, as per the Company’s effective sale and leaseback transactions is included in Cash and cash equivalents as of June 30, 2020 (Note 8).

Restricted cash as of December 31, 2019 includes $500 of minimum liquidity requirements as per the ATB Loan Facility (Note 8), $350 in a dry-docking reserve account as per the ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2019, of $4,000 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in Cash and cash equivalents. An aggregate amount of $2,925, not legally restricted, as per the sale and leaseback transactions is included in Cash and cash equivalents as of December 31, 2019 (Note 8).

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

6.          Inventories:

The amounts in the accompanying interim unaudited consolidated balance sheets are analyzed as follows:

	June 30, 2020	December 31, 2019
Lubricants	608	522
Bunkers	2,756	3,340
Total	3,364	3,862

7.          Vessels, Net:

The amounts in the accompanying interim consolidated balance sheets are analyzed as follows:

	June 30, 2020	December 31, 2019
Cost:
Beginning balance	292,280	270,814
- Additions for improvements	4,056	21,466
Ending balance	296,336	292,280

Accumulated depreciation:
Beginning balance	(38,499)	(27,600)
- Depreciation for the period	(6,129)	(10,899)
Ending balance	(44,628)	(38,499)

Net book value	251,708	253,781

During the six-month period ended June 30, 2020, the Company installed an exhaust gas cleaning system, or scrubber, on one of its vessels. The cost of this scrubber amounted to $3,673 in the aggregate. During 2019, the Company installed scrubbers on five of its vessels. The cost of these scrubbers amounted to $21,435 in the aggregate. The cost of the scrubbers was accounted as major improvement and was capitalized to vessels’ cost and will be depreciated over the remaining useful life of each vessel. Additionally, an amount of $383 and $31 of expenditures were capitalized during the six-month period and year ended June 30, 2020 and December 31, 2019, respectively.

As of June 30, 2020, all vessels, except for the Knightship and the Championship that are financed through other financial liabilities (sale and leaseback agreements), are mortgaged to secured loans of the Company (Note 8).

Advances for Vessels Acquisitions and Other Costs

On May 26, 2020, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel built in 2005 at a Japanese shipyard, at a gross purchase price of $11,400. The Company expects to finance the vessel acquisition with cash on hand and delivery of the vessel from its sellers is expected to take place within August 2020. A deposit of $1,140 which has been paid to an escrow account is shown in the Advances for vessels acquisitions and other costs line item of the unaudited interim consolidated balance sheets.

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

8.          Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2020	December 31, 2019
Long-term debt and other financial liabilities	177,618	185,509
Less: Deferred financing costs	(2,061)	(2,443)
Total - current portion	175,557	183,066

Long-term debt

Details of the Company’s secured credit and other financial liabilities are discussed in Note 8 of the consolidated financial statements for the year ended December 31, 2019, included in the Company’s 2019 annual report on Form 20-F filed with the SEC on March 5, 2020, and are supplemented by the below new activities within the period.

On March 31, 2020, the Company entered into the fourth supplemental agreement with Alpha Bank A.E. regarding the Squire Alpha Bank Loan Facility. Pursuant to the terms of the supplemental agreement (i) the maturity date was extended from November 10, 2021 to December 31, 2022, (ii) the repayment of the facility will be made by two prepayments of $500 each on August 26, 2020 and October 1, 2020 as well as 11 consecutive quarterly repayments of $919 each followed by a balloon installment of $14,975 to be made on the maturity date, (iii) the ratio of the market value of the Squireship plus any additional security to the total facility outstanding shall not be less than 100% for 2020, not less than 110% starting for 2021 and not less than 115% until maturity, (iv) the financial covenants at the corporate guarantor level will not be applicable any longer save for the minimum liquidity covenant at guarantor level and (v) that a 30-days moving average balance of $500 is maintained in the earnings account of the Squireship. The interest rate of the facility will remain the same and will be equal to Libor plus a margin of 3.50%. An amendment fee of $75 was paid in respect of the fourth supplemental agreement. The fourth supplemental agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification.

On March 17, 2020, the Company entered into the fifth supplemental agreement with Alpha Bank A.E. regarding the Leader Alpha Bank Loan Facility. Pursuant to the terms of the supplemental agreement (i) the maturity date was extended from March 18, 2020 to December 31, 2022, (ii) the repayment of the facility will be made by 11 consecutive quarterly repayments of $250 each followed by a balloon installment of $2,303 to be made on the maturity date, (iii) the financial covenants at the corporate guarantor level will not be applicable any longer save for the minimum liquidity covenant at guarantor level and (iv) that a 30-days moving average balance of $500 is maintained in the Earnings Account of the Leadership. The interest rate of the facility will remain the same and will be equal to Libor plus a margin of 3.75%. An amendment fee of $50 was paid in respect of the fifth supplemental agreement. The fifth supplemental agreement was assessed based on provisions of ASC 470-50 and was treated as debt modification.

On June 26, 2020, the Company entered into a settlement agreement with HCOB related to the term loan facility secured by the Geniuship and the Gloriuship with maturity on June 30, 2020. Pursuant to the terms of the settlement agreement, the Company, in order to fully settle its obligations under the loan agreement was required to pay a total amount of $23,500 out of the then outstanding amount of the loan agreement of $29,056 until July 31, 2020. On July 15, 2020, the Company entered into a $22,500 loan agreement with certain nominees of EnTrust Global, an existing third-party lender of the Company. The loan was fully drawn on July 16, 2020 (Note 15) while on July 17, 2020 the Company fully settled the loan agreement with HCOB through a $23,500 payment, using the proceeds under the EnTrust Global agreement and $1,000 of own funds. Following such payment, all securities placed in favour of HCOB were released (Note 15).

On June 26, 2020, the Company entered into a term-sheet with EnTrust Global, an existing third party lender of the Company, the proceeds of which were used for the settlement of the term loan facility provided by HCOB. The Company entered into this new $22,500 facility agreement on July 15, 2020 and the facility was fully drawn on July 16, 2020 (Note 15).

Each of the facilities mentioned above are secured by a first priority mortgage over the respective vessel; the Squire Alpha Bank Loan Facility is additionally secured by a second priority mortgage over the Leadership, the new EnTrust Loan Facility is additionally secured by a second priority mortgage over the Lordship and the EnTrust Loan Facility entered into in June 2018 is additionally secured by second priority mortgages over the Geniuship and the Gloriuship.

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

All of the Company’s secured facilities (i.e., long-term debt and other financial liabilities) bear either floating interest at LIBOR plus a margin or fixed interest.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•          a minimum earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest coverage ratio;
•          a minimum borrower’s liquidity;
•          a minimum guarantor’s liquidity;
•          a security coverage requirement; and
•          a leverage ratio.

As of June 30, 2020, the Company was in compliance with all original covenants relating to its loan facilities as at that date, except for (i)  the asset cover ratio or (ii) the interest coverage ratio of the loans held with UniCredit Bank AG, or UniCredit, and Amsterdam Trade Bank N.V., or ATB, Loan Facility. With respect to the breaches under the UniCredit loan agreement, the lender  has confirmed that no remedies will be sought pursuant to the ongoing negotiations for a comprehensive restructuring, which will also address the upcoming maturity and the deferral of two installments, of $1,552 payments which were due within the first half of 2020 (Note 8). Furthermore, the Company is engaged in progressed discussions with ATB to cancel the application of the subject covenant effective June 30, 2020 (retrospectively) and for the remaining duration of the respective facility and expects to obtain approval within the third quarter of 2020.

At June 30, 2020, eight of the Company’s owned vessels, having a net carrying value of $191,519, were subject to first and second priority mortgages as collateral to their long-term debt facilities. In addition, the Company’s two bareboat chartered vessels, having a net carrying value of $60,189 at June 30, 2020, have been financed through other financial liabilities (i.e., sale and leaseback agreements).

The annual principal payments required to be made after June 30, 2020, without taking into consideration the classification of all long-term debt and other financial liabilities as current as discussed in Note 3 but taking into consideration the HCOB settlement agreement discussed in Note 3 and 15, are as follows:

Twelve month periods ending June 30,	Amount
2021	55,273
2022	16,309
2023	43,882
2024	23,299
Thereafter	38,855
Total	177,618

9.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•          Level 1: Quoted market prices in active markets for identical assets or liabilities;
•          Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•          Level 3: Unobservable inputs that are not corroborated by market data.

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(a)        Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)        Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of June 30, 2020 and December 31, 2019, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.

Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of June 30, 2020, and the carrying value of $6,000 approximates the fair market value of $6,002. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

10.        Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any material claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 10 to 60 months and extension periods vary from 11 to 27 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at June 30, 2020 (these amounts do not include any assumed off-hire):

Twelve month periods ending June 30,	Amount
2021	49,209
2022	43,816
2023	14,279
2024	2,105
Total	109,409

In April 2018, the Company moved into its new office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five-year term. The monthly rent is Euro 13,000 (or $15 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.1198 as of June 30, 2020), which is adjusted annually by one percent for inflation. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The rent expense for the periods ended June 30, 2020 and 2019 was $80 and $88, respectively.

The following table sets forth the Company’s undiscounted office rental obligations as at June 30, 2020:

Twelve month periods ending June 30,	Amount
2021	164
2022	180
2023	144
Total	488
Less: imputed interest	107
Present value of lease liabilities	381

Lease liabilities, current	136
Lease liabilities, non-current	245
Present value of lease liabilities	381

Advances for Vessels Acquisitions and Other Costs

On May 26, 2020, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize at a gross purchase price of $11,400. The Company expects to finance the vessel acquisition with cash on hand and delivery of the vessel from its sellers is expected to take place within August 2020 (Note 7). A deposit of $1,140 which has been paid to an escrow account is shown in the Advances for vessels acquisitions and other costs line item of the unaudited interim consolidated balance sheets.

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

11.        Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 11 of the consolidated financial statements for the year ended December 31, 2019, included in the Company’s 2019 annual report on Form 20-F filed with the SEC on March 5, 2020 and are supplemented by the below new activities into the six-month period.

(a)	Common Stock

i)	NASDAQ Notification – Effect of Reverse Stock Split

On July 15, 2019, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 31, 2019 to July 12, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 13, 2020. During the Company’s 2019 annual general meeting, the Company’s shareholders approved a reverse stock split of its issued and outstanding common stock at a ratio of not less than 1‑for‑2 and not more than 1‑for‑20, and granted the board of directors the authority to determine whether to implement any reverse stock split and, if so, to select an exchange ratio within the approved range. On January 14, 2020, the Company received a second written notification from the NASDAQ Stock Market, indicating that the Company was eligible for an additional 180 calendar day period, from January 13, 2020 to July 13, 2020, to regain compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, as the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). On April 17, 2020, the Company received a written notification from the NASDAQ Stock Market, granting an extension to the grace period for regaining compliance with the minimum $1.00 per share bid price requirement up to September 25, 2020. The above extension was granted as part of Nasdaq’s determination to toll the compliance periods for all public companies, not meeting the continued listing requirements, such as the bid price requirement, due to the extraordinary market conditions and unprecedented turmoil in U.S financial markets. The Company could cure this deficiency if the closing bid price of its common stock was $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, the Company’s common stock would continue to be listed and trade on the Nasdaq Capital Market. On June 30, 2020, the Company's common stock began trading on a split-adjusted basis, following a June 25, 2020 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-sixteen. All share and per share amounts disclosed in the unaudited interim consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.
The Company regained compliance in July 2020 (Note 15).

ii)	Equity Offerings

During April through June 2020, the Company raised approximately $51,092 in gross proceeds, or $47,205 in net proceeds, from a follow-on public offering, four registered direct offerings, and from the partially exercises of Class D warrants issued in the follow-on public offering as well as the full exercise of all warrants issued in four private placements that took place concurrently with the registered direct offerings (see below).

On April 2, 2020, the Company completed a follow-on public offering of 2,536,468 units (including the full exercise of the over-allotment option of 330,843 units granted to the underwriters), each unit consisting of 2,536,468 of its common shares or pre funded warrants in lieu of  common shares and 40,583,500 Class D warrants to purchase an aggregate of 2,536,468 common shares of the Company, at a combined price of $2.72 per share and Class D warrant. On April 22, 2020, the exercise price of the Class D warrants was lowered from $2.72 per share initially to $1.92 per share and on June 8, 2020 was further reduced to $1.60 per share. The gross proceeds from the follow-on public offering were $6,899.

On April 14, 2020, the Company sold 3,125,000 of its common shares in a registered direct offering at a price of $2.16 per share and private warrants to purchase an aggregate of 3,125,000 common shares of the Company in a concurrent private placement. The gross proceeds from the registered direct offering were $6,750.

On April 22, 2020, the Company sold 3,171,875 of its common shares in a registered direct offering at a price of $1.92 per share and private warrants to purchase an aggregate of 3,171,875 common shares of the Company in a concurrent private placement. The gross proceeds from the registered direct offering were $6,090.

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On May 4, 2020, the Company sold 2,684,375 of its common shares in a registered direct offering at a price of $1.92 per share and private warrants to purchase an aggregate of 2,684,375 common shares of the Company in a concurrent private placement. The gross proceeds from the registered direct offering were $5,154.

On May 7, 2020, the Company sold 2,709,375 of its common shares in a registered direct offering at a price of $1.92 per share and private warrants to purchase an aggregate of 2,709,375 common shares of the Company in a concurrent private placement. The gross proceeds from the registered direct offering were $5,202.

(b)        Warrants

In connection with the public offering which closed on April 2, 2020, the Company granted to the representative of the underwriters 1,764,500 Class D warrants to purchase 110,281 common shares, at an exercise price of $3.40. The warrants expire in March 2023.

On May 20, 2020, the Company entered into a warrant exercise agreement with each holder of private warrants issued in the private placements in April and May 2020, pursuant to which such holders agreed to exercise their warrants to purchase 2,507,812 of the Company’s common shares, and the Company agreed to reduce the exercise price of the warrants to $1.44 per common share solely with respect to the exercise of the warrants pursuant to such agreements. The initial exercise price of such warrants was $1.92. The Company’s gross proceeds were $3,611.

On May 26, 2020, the Company entered into a warrant exercise agreement with each holder of private warrants issued in the private placements in April and May 2020, pursuant to which such holders agreed to exercise their warrants to purchase 4,953,813 of the Company’s common shares, and the Company agreed to reduce the exercise price of the warrants to $1.28 per common share solely with respect to the exercise of the warrants pursuant to such agreements. The initial exercise price of such warrants ranged from $2.16 and $1.92. The Company’s gross proceeds were $6,341.

On June 5, 2020, holders of private warrants issued in the private placements in April and May 2020  exercised their warrants to purchase 556,250 common shares at an exercise price of $1.92.  The Company’s gross proceeds were $1,068.

On June 8, 2020, the Company entered into a warrant exercise agreement with each holder of private warrants issued in the private placements in April and May 2020, pursuant to which such holders agreed to exercise their warrants to purchase 3,672,750 of the Company’s common shares, and the Company agreed to reduce the exercise price of the warrants to $1.60 per common share solely with respect to the exercise of the warrants pursuant to such agreements. The initial exercise price of such warrants was $1.92. The Company’s gross proceeds were $5,877. Following this exercise, no warrants under the private placements remained unexercised.

On June 8, 2020, the company entered into a warrant exercise agreement with each holder of Class D warrants pursuant to which public warrants were exercised to purchase 614,046 shares at a price of $1.60 per share. The Company’s gross proceeds were $982.

As of June 30, 2020, out of the 40,583,500 Class D Warrants from the April 2020 follow-on public offering, the Company has issued 2,263,421 common shares in exchange for gross proceeds of $4,100, including the $982 received under the June 8, 2020 Class D warrant exercise agreement. 4,368,750 Class D Warrants remain unexercised for the issuance of 273,046 shares at an exercise price of $1.60.

The warrants are classified in equity, according to the Company’s significant accounting policy, which can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

As of June 30, 2020, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	47,916
Class B	415,845
Class D	273,046
Representative Warrants	123,406
Total	860,213

The Class A Warrants and Class B Warrants are listed on the Nasdaq Capital Market under the symbols “SHIPW” and “SHIPZ”, respectively. The Company has applied for the listing of its Class D Warrants on the Nasdaq Capital Market under the symbol “SHIPL”.

12.        Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	June 30,
	2020	2019
Interest on long-term debt and other financial liabilities	5,774	7,053
Amortization of debt issuance costs	349	546
Amortization of debt issuance costs (shares issued to third party - non-cash)	184	212
Other	165	355
Total	6,472	8,166

Interest and finance costs-related party are analyzed as follows:

	June 30,
	2020	2019
Interest expense long term debt related party	944	420
Amortization of debt issuance costs related party	-	59
Convertible notes interest expense	1,321	751
Convertible notes amortization of debt discount (non-cash)	2,416	1,785
Amortization of debt issuance costs (shares issued to related party - non-cash)	118	784
Total	4,799	3,799

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

13.        Loss per Share:

The calculation of net loss per common share is summarized below:

	June 30,
	2020	2019

Net loss	(19,629)	(15,543)

Weighted average common shares outstanding – basic and diluted	9,588,854	305,224
Net loss per common share – basic and diluted	$(2.05)	$(50.92)

As of June 30, 2020 and 2019, securities that could potentially dilute basic LPS in the future that were not included in the computation of diluted LPS, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares (Note 14) and of unexercised warrants (Note 11), both calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible  notes (Note 4) calculated with the if-converted method.

14.        Equity Incentive Plan:

On February 24, 2020, the Compensation Committee granted an aggregate of 156,250 restricted shares of common stock pursuant to the Plan. Of the total 156,250 shares issued, 45,000 shares were granted to the non-executive members of the board of directors, 42,812 were granted to the executive officers, 60,626 shares were granted to certain of the Company’s non-executive employees and 7,812 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.12. All the shares vest over a period of two years. 52,084 shares vested on February 24, 2020, 52,083 shares will vest on October 1, 2020 and 52,083 shares will vest on October 1, 2021. The related expense for shares granted to the Company's board of directors and certain of its employees for the six-month periods ended June 30, 2020 and 2019, amounted to $578 and $951, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the six-month periods ended June 30, 2020 and 2019, amounted to $11 and $14, respectively, and is included under voyage expenses.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its employees as of June 30, 2020 and December 31, 2019 amounted to $368 and $181, respectively. At June 30, 2020, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s board of directors and its other employees not yet recognized is expected to be recognized is 1.01 years.

Index
Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

15.        Subsequent Events

a)
On July 15, 2020, the Company announced that The Nasdaq Stock Market had confirmed that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

b)
On July 15, 2020, the Company entered into a $22,500 loan agreement with Lucid Agency Services Limited and Lucid Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global (an existing third-party lender of the Company) as lenders, or the “New Entrust Loan Facility”, the proceeds of which were used for the settlement of the term loan facility provided by HCOB. The Company drew down the $22,500 on July 16, 2020.  The facility matures in July 2025 and is secured by first priority mortgages over the Gloriuship and the Geniuship, general assignments covering earnings, insurances and requisition compensation of each vessel, account pledge agreements concerning the earnings account of each vessel, share pledge agreements concerning each vessel-owning subsidiaries’ shares and relevant technical and commercial managers' undertakings. In addition, the New Entrust Loan Facility was cross collateralized with the existing loan facility secured by the Lordship, as amended and restated on July 15, 2020. As a result, the New Entrust Loan Facility is further secured by a corporate guarantee from Lord Ocean Navigation Co., or “Lord Ocean”, being the vessel-owning subsidiary of the Lordship, a second preferred mortgage over the Lordship, second priority general assignment covering earnings, insurances and requisition compensation of the Lordship, a second priority account pledge agreement concerning the earnings account of Lord Ocean, a second priority share pledge agreement concerning Lord Ocean's shares and second priority technical and commercial managers' undertakings.

c)
On July 15, 2020, the Company entered into an amendment and restatement of the $24,500 loan agreement entered into on June 11, 2018 with certain nominees of EnTrust Global as lenders and Wilmington Trust, National Association as facility agent and security agent, or the “Amended and Restated Entrust Loan Facility”. Pursuant to the terms of the Amended and Restated Entrust Loan Facility (i) Wilmington Trust, National Association resigned as facility agent and security agent and Lucid Agency Services Limited and Lucid Trustee Services Limited were appointed as successor facility agent and security agent, respectively and (ii) the facility was cross-collateralized with the New Entrust Loan Facility with corporate guarantees from Sea Glorius Shipping Co. and Sea Genius Shipping Co., being the vessel-owning subsidiaries of the Gloriuship and the Geniuship respectively, second preferred mortgages and second priority general assignments covering the earnings, insurances and requisition compensation over the Gloriuship and the Geniuship, second priority account pledge agreements covering the earnings accounts of these vessels, second priority share pledge agreements concerning Sea Glorius Shipping Co.’s and Sea Genius Shipping Co.’s shares and second priority technical and commercial managers' undertakings. The original terms and securities of the subject facility agreement were not otherwise altered by the amendment and restatement.

d)
On July 17, 2020, the Company settled the full amount of the HCOB facility through a $23,500 payment with the funds obtained from the New Entrust Loan Facility and cash on hand, following which all securities created in favour of HCOB were irrevocably and unconditionally released. The Company expects to recognize a gain of $5,556, gross of deferred financing fees, in the third quarter of 2020.